Ecopetrol S.A.
Carrera 13 No. 36-24
Bogotá, Colombia

July 21, 2017
Writer’s Direct Number:
011-57-1-234-4413

Writer’s Email Address:
camilo.obando@ecopetrol.com.co

BY EDGAR

Mr. H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ecopetrol S.A.,
Form 20-F for Fiscal Year Ended December 31, 2016
Filed May 31, 2017
File No. 1-34175

Dear Mr. Schwall:

Ecopetrol S.A., (the “Company”) has received a comment letter dated July 17, 2017 concerning the above-referenced filing on Form 20-F (the “2016 20-F”) from the Staff of the Securities and Exchange Commission (the “Staff”). On behalf of the Company, I advise you as follows regarding your comments as noted below:

General

1.
We note that you have checked the box on your cover page indicating that you are a well-known seasoned issuer as defined in Rule 405 of the Securities Act. As you did not file your Form 20-F for the fiscal year ended December 31, 2016 on a timely basis, it appears that you no longer qualify as a well-known seasoned issuer. Please provide your analysis of your filing status at the time of filing of your Form 20-F, and also address the impact on the effectiveness and use of your automatic shelf registration statement on Form F-3ASR filed on August 9, 2016. For guidance, please refer to Securities Act Rules Compliance & Disclosure Interpretations 198.03 and 203.11.

Mr. H. Roger Schwall
United States Securities And Exchange Commission

Response to Comment Number 1

The Company respectively advises the Staff that it checked the cover page of the 2016 20-F indicating that it is a well-known seasoned issuer as defined in Rule 405 of the Securities Act in error.  The Company acknowledges that it no longer qualifies as a well-known seasoned issuer as it did not file its 2016 20-F on a timely basis and it understands that its automatic shelf registration statement on Form F-3ASR filed on August 9, 2016 is no longer effective.

******

The Company hereby acknowledges it and its management is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments action or absence of action by the Staff.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-57-1-234-4413 or our counsel, Antonia E. Stolper, at 212-848-5009.

Very truly yours,

/s/ Camilo Obando
By:	Camilo Obando
Title:	Acting Chief Financial Officer

cc:	Antonia E. Stolper – Shearman & Sterling LLP